VIDEO TRANSCRIPTIONS

Issuer: Boca Code School LLC
Media Location: Top of Campaign (swipe-able media)

Video 1 (Boca Code Business Model)

Todd Albert: Hi, I want to tell you about Boca Code a new code school model targeting mid-career adults in Emerging Markets. My name is Todd Albert and the only thing I love more than coding is teaching. I was a professor and teacher for 20 years and I've been coding for over 35 years. in my last start up and since I've hired dozens and interviewed hundreds of developers. Most of them started as young Professionals in their 20s or 30s that had gone to a coding bootcamp to learn to code. The economy is rapidly shifting towards technology and the demand for software developers continues to outpace supply with no end in sight. Only 1.3% of the US Workforce now know how to code. Now tens of millions of Americans are finding themselves unemployed or at risk of losing their jobs here in South Florida we've seen a few code schools open trying to meet the demand in Miami mostly but to the North in Palm Beach County their 1.5 million residents in a fast growing local tech scene and no code schools to be found so I teamed up with an awesome business partner and we've made the investment to get Boca Code off the ground investing about half the capital we need to raise to reach net profit we launched just six months ago and the demand is even higher than we anticipated just two months ago we were getting a few applications a month, just two weeks ago we were getting a few per week now we're getting a few applications per day and have several students committed for all of our upcoming courses. now we put together an awesome team with a teaching technology and execution experience needed to meet this demand As our classes fill up we've been building our brand new facility in Boca Raton opening up in September. But i bet you're wondering who's our competition and what's so special about Boca Code well the good news is there's so much demand for code schools and local talent that we don't even need to beat our competition that said we studied at how other code schools operate and we designed a new and improved business model beyond the convenience of our location for one while other code schools give their students hypothetical practice projects we've begun developing Partnerships with local business communities so that our students can hone their skills while building real applications for real businesses with the benefit of senior Developers to critique their work. Not only is this a better way for our students to learn but we've been able to turn this into another source of revenue at very affordable development services to local small businesses with limited budgets. We also get asked a lot about competing with online learning tutorials but the truth is almost all of us after trying to teach themselves online it's a very common for self Learners to get caught in an endless loop of online tutorials unable to put together a cohesive enough picture to launch a new career and they turn to us to accelerate their training as a network is often as important as the structure training itself what we can teach someone in 10 weeks would take them two years to learn on their own if we can get someone trained and help them find a job they'll start earning a developer salary much faster. Our main products include short courses in a variety of introductory and advanced topics and our development services for small business. As we head into 2021 we're seeking an investor

that believes in our mission and wants to help us take boca code to the next level. unlike most tech startups this is a low-risk company with no overhead and a high-potential profit by April 20-21 and exceed two and a half million annual revenue by 2023 and that's just for a single location. Despite the low-risk top code schools are constantly being acquired so the chance of a successful exit is high thank you so much if you have any questions please reach out Todd@bocacode.com please visit our website at bocacode.com, we'd love to have you invest.

Video 2 (1909 Hackathon Participation)

Speaker 1: Hi this is Todd Albert from Boca Code. I got to work on Saiydas project AlMonaco.

Speaker 2: The work that my team did for the company I feel like I cant put a price on that because they did a lot for my company and me.

Speaker 1: What our goal was to create an app that would Listen to a conversation in a room and actually separate the transcription into who is speaking.

Speaker 3: One of my favorite parts of the experience was my one on one with Saiyeeda. She Quite amazing in her mission of what she's trying to do for the deaf and hard-of-hearing Community is really life changing in how she can actually impact the lives of not just their community but everyone else around them.

Speaker 2: I have been struggling for about 6 months with my product development. Over the cal lalot i was worried that i gave my team such a hard task to accomplish. I wanted to make it easier for them but they wanted to support my vision and they wanted to support my product to function and they made it happen.

Speaker 1: Definitely something that that I would love to work on again I'd love to have people help me with my my company like that and I've and I certainly would love to help other people as well something.

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